Exhibit 99.2

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Notice of Extraordinary General Meeting

to be held on June 27, 2017

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Autohome Inc. (the “Company”) will be held at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on June 27, 2017 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the ordinary resolution to approve, confirm and ratify the adoption of the Amended and Restated 2016 Share Incentive Plan, attached hereto as Exhibit A.

Please note that since the Company is a subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange(the “Hong Kong Parent”), the Amended and Restated 2016 Share Incentive Plan is conditioned on the approval by the shareholders of the Hong Kong Parent pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Hong Kong Parent will be holding its general meeting on June 16, 2017 and the Amended and Restated 2016 Share Incentive Plan will be submitted to such meeting for approval. Therefore, the EGM will not be held as scheduled on June 27, 2017 in the event that the shareholders of the Hong Kong Parent do not approve the aforementioned plan at its general meeting on June 16, 2017. The Company will issue a notice to cancel the EGM in such event.

The Board of Directors of the Company has fixed the close of business on June 1, 2017 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.01 per share, at the close of business on the Record Date are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof in person. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting. Holders of the Company’s American depository shares (“ADSs”) are welcome to attend the EGM in person but must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares.

By Order of the Board of Directors,
Autohome Inc.

/s/ Min Lu
Min Lu
Chairman

Beijing, May 26, 2017

Exhibit A

Amended and Restated 2016 Share Incentive Plan

AMENDED AND RESTATED AUTOHOME INC.

2016 SHARE INCENTIVE PLAN

(adopted by the board of directors of the Company in March 2017, and as amended in April 2017)

ARTICLE 1

PURPOSE

The purpose of the Autohome Inc. 2016 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Autohome Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Directors, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Directors, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1	“Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2	“Award” means an Option, Restricted Share or Restricted Share Unit award and share appreciation rights granted to a Participant pursuant to the Plan.

2.3	“Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4	“Board” means the Board of Directors of the Company.

2.5	“Cause” shall mean (i) performing an act or failing to perform any act in bad faith and to the detriment of the Company or any other Service Recipient; (ii) engaging in dishonesty, intentional misconduct or material breach of any agreement with the Company or any other Service Recipient; or (iii) conviction of, or plea of guilty or no contest to, a felony or any other crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

2.6	“Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.7	“Committee” has the meaning described in Article 10.

2.8	“Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.9	“Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive and, provided further, that the occurrence of a Trading Date shall not constitute a Corporate Transaction:

(a)	an amalgamation, arrangement, merger or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated, or (ii) the holders of the voting securities of the Company immediately prior to the transaction or their respective affiliates do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity (or, as applicable, any Parent of such surviving entity) immediately following the transaction;

(b)	the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)	the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company;

(d)	any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons (other than to an affiliate) different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e)	acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; provided, however, that any of the following acquisitions shall not be deemed to be a Corporate Transaction: (1) by the Company, any Parent, Subsidiary or Related Entity, (2) by any employee benefit plan (or related trust) sponsored or maintained by the Company, any Parent, Subsidiary or Related Entity, or (3) by any underwriter temporarily holding securities pursuant to an offering of such securities.

2.10	“Date of Grant” means, with respect to an Award, the date that the Award is granted and its exercise price is set (if applicable), consistent with Applicable Laws and applicable financial accounting rules.

2.11	“Director” means a member of the Board.

2.12	“Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.13	“Effective Date” shall have the meaning set forth in Section 11.1.

2.14	“Employee” means any person employed by the Company or any Parent or Subsidiary of the Company.

2.15	“Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.16	“Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)	If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange or The Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)	If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)	In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion.

2.17	“Fiscal Year” means a fiscal year of the Company.

2.18	“Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.19	“Independent Director” means a Director who meets the independence standards under the applicable corporate governance rules of the stock exchange and any other Applicable Laws.

2.20	“Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.21	“Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.22	“Participant” means a person who, as a Director, a Consultant, an Employee, has been granted an Award pursuant to the Plan.

2.23	“Parent” means any entity which accounts and consolidates in its audited consolidated accounts another entity as its subsidiary pursuant to applicable Hong Kong Financial Reporting Standards or International Financial Reporting Standards or any entity which will, as a result of acquisition of equity interest of another entity, account and consolidate in its next audited consolidated accounts the entity as a subsidiary pursuant to applicable Hong Kong Financial Reporting Standards or International Financial Reporting Standards.

2.24	“Parent Approval Date” shall have the meaning set forth in Section 11.1

2.25	“Parent Corporation” means a parent corporation under Section 424(e) of the Code.

2.26	“Plan” means this Autohome Inc. 2016 Share Incentive Plan, as it may be amended from time to time.

2.27	“Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.28	“Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.29	“Restricted Share Unit” means the right granted to a Participant pursuant to Article 7 to receive a Share at a future date.

2.30	“Restriction Period” means the period during which the transfer of Restricted Shares are subject to restrictions, which restrictions may be based on the passage of time, the achievement of certain performance objectives, or the occurrence of other events as determined by the Committee, in its discretion.

2.31	“Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.32	“Service Recipient” means the Company or any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, a Consultant or a Director.

2.33	“Share” means a Class A Ordinary Share, as defined in the fourth amended articles of association of the Company adopted by a special resolution of shareholders on October 28, 2013, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

2.34	“Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled through contractual arrangements directly or indirectly by the Company.

2.35	“Substantial Shareholder” means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the company.

2.36	“Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

2.37	“Trading Window Days” means the days which the Participant is not prohibited by the Company’s policy from trading.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1	Number of Shares.

(a)	Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) shall be 4,890,000 Shares, representing approximately 4.2% of the issued shares as of the Parent Approval Date.

(b)	To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify under Section 422 of the Code.

3.2	Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, in the discretion of the Committee, American Depository Shares in an amount equivalent to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1	Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all Directors, as determined by the Committee (the “Eligible Persons”).

4.2	Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Persons with reference to their past, present and expected commitment and contribution to the Company and/or the Related Entities, those to whom Awards shall be granted and shall determine the nature and amount of each Award. Except as provided in one or more written contracts between the Company and a Participant, no Participant shall have any right to be granted an Award pursuant to this Plan. If the Participant is a director, officer or Substantial Shareholder of the Company and the Parent, the grant of Options shall be subject to the relevant rules of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

ARTICLE 5

OPTIONS

5.1	General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)	Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees, Consultants or Directors at any time and from time to time as determined by the Committee. The Committee, in its sole discretion, shall determine the number of Shares subject to each Option. The Committee may grant Incentive Share Options, Non-Qualified Share Options, or a combination thereof.

(b)	Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares, to the extent not prohibited by the Applicable Laws. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For so long as the Company remains a subsidiary of a Parent who is listed on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the determination of the exercise price shall comply with the Hong Kong Listing Rules.

(c)	Time and Conditions of Exercise; Term. The Committee shall determine the time or times at which an Option may be exercised in whole or in part. The Committee has the discretion to fix any minimum period(s) for which an Option or any part thereof has to be held before the exercise of the subscription rights attaching thereto. The Committee shall also determine any conditions, including performance conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee shall determine the term of the Option, provided that the term of any Option granted under the Plan shall not exceed ten (10) years from the Date of Grant and, provided further, that in the case of an Incentive Share Option granted to an Employee who, immediately prior to the time the Incentive Share Option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of Shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Share Option shall be no longer than five (5) years from the Date of Grant.

(d)	Payment. No payment is required on application or acceptance of an Option. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(e)	Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

(f)	Expiration of Option. Except as otherwise provided in an Award Agreement or in Section 5.2 of the Plan with respect to Incentive Share Options, Options may not be exercised to any extent by anyone after the first to occur of the following events:

(i)	Ten years from the Date of Grant, unless an earlier time is set in the Award Agreement;

(ii)	Sixty (60) Trading Window Days after the Participant’s termination of employment and service for any reason other than Cause, death or Disability;

(iii)	Upon the Participant’s termination of employment for Cause; and

(iv)	Three (3) months after the date of the Participant’s termination of employment and service on account of Disability or death. Upon the Participant’s Disability or death, any Options exercisable as of the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Option or dies intestate, by the person or persons entitled to receive the Option pursuant to the applicable laws of descent and distribution.

Any Options not exercised within the period of time required pursuant to the earliest to occur of the events described in (i) – (iv) above shall terminate and the Shares covered by such Option shall revert to the Plan. In addition, except as otherwise provided in an Award Agreement, if, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall be forfeited by the Participant and shall immediately revert to the Plan. If the Participant’s employment is terminated for Cause, the Company has the right to cancel, forfeit and revoke the Shares underlying the exercised Options, or seek damages or compensation.

5.2	Incentive Share Options. Incentive Share Options, which shall be no greater than 20% of the size of the total pool, may be granted to Employees of the Company or a Parent Corporation or Subsidiary of the Company.

(a)	Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(b)	Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(c)	Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(d)	Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(e)	Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

5.3	Maximum number of Shares in respect of which Options may be granted.

Subject to the provisions of Article 3, for so long as the Company remains a subsidiary of a Parent who is listed on the Hong Kong Stock Exchange, the Company shall comply with the Hong Kong Listing Rules in respect of Options, including:

(a)	The total number of Shares which may be issued upon exercise of all Options to be granted under the Plan and any other share option schemes of the Company must not in aggregate exceed 10% of the issued and outstanding Shares as of the Parent Approval Date (the “Limit”), unless further shareholders’ approval from the shareholders of the Company and the Parent have been obtained pursuant to sub-paragraph (b) or (c) below, provided that Options lapsed in accordance with the terms of the Plan will not be counted for the purpose of calculating the Limit.

(b)	The Company may seek approval of the shareholders of the Company and the Parent in general meetings to increase the Limit provided that the Limit as increased shall not exceed 10% of the issued and outstanding Shares in issue as at the date of approval from the shareholders of the Company and the shareholders of the Parent of the increased Limit. Options previously granted (including those outstanding, cancelled, lapsed or exercised in accordance with the Plan and any other share option schemes of the Company) will not be counted for the purpose of calculating the increased Limit.

(c)	The Company may seek separate approval of the shareholders of the Company and the shareholders of the Parent in general meetings to grant Options beyond the Limit or the increased Limit provided that the Options in excess of the Limit or increased Limit are granted only to such Eligible Persons specifically identified by the Committee before such approval is sought.

(d)	The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Plan and any other share option schemes of the Company shall not in any event exceed 30% of the issued and outstanding Shares from time to time.

(e)	Unless approved by the shareholders of the Company and the Parent in the manner set out in the rest of this paragraph, the total number of Shares issued and to be issued upon the exercise of the Options granted and to be granted to any Participant (including both exercised and outstanding Options) in any 12-month period up to and including the Date of Grant shall not exceed 1% of the issued and outstanding Shares as at the Date of Grant. Where any further grant of Options to a Participant would result in this limit being exceeded, such further grant must be separately approved by the shareholders of the Company and the Parent in general meetings with such Participant and his/her associates abstaining from voting. The number and terms (including the exercise price) of Options to be granted must be fixed before the approval of the shareholders of the Company and the Parent and the date of the meeting of the Board for proposing such further grant should be taken as the Date of Grant for the purpose of calculating the exercise price.

5.4	Voting and dividend rights.

The Shares issued upon the exercise of an Option shall not carry voting rights until details of such Shares (and their holder) are entered in the register of members of the Company. The Shares to be allotted and issued upon the exercise of an Option will rank pari passu with the fully paid issued and outstanding Shares and accordingly will entitle the Participant to participate in all dividend or other distributions paid or made on or after the date when details of such Shares (and their holder) are entered in the register of members of the Company other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date when details of such Shares(and their holder) are entered in the register of members of the Company, provided always that when the date of exercise of the Option falls on a date upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first trading day on which the register of members of the Company is re-opened.

5.5	Lapse of Options.

An Option shall lapse (to the extent not already exercised) automatically on the earliest of:

(a)	expiry of the term of any Option;

(b)	the date of termination of employment by the Participant’s employing company for the Cause;

(c)	expiry of the 60-day period from the date of voluntary resignation of the Participant other than by reason of the circumstances set out in sub-paragraph (d) hereof;

(d)	the date of termination of such other contract or agreement constituting a Participant for his breach of the terms thereof or in accordance with the termination provisions of such contract or agreement by any contracting party;

(e)	expiry of the three-month period following the occurrence of an event which causes the Participant to cease to be an Eligible Person, including ill-health, injury, disability, death or retirement;

(f)	the date on which the resolution to voluntarily wind up the Company is passed; and

(g)	the date of the commencement of winding up of the Company.

5.6	Cancellation of Options.

Any Options granted but not exercised may be cancelled if the Participant agrees in writing. Issuance of new Options to the same Participant may only be made if there are unissued Options available under the Plan (excluding the cancelled Options) and in compliance with the terms of the Plan in force from time to time.

ARTICLE 6

RESTRICTED SHARES

6.1	Grant of Restricted Shares. The Committee, at any time and from time to time, may grant Restricted Shares to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

6.2	Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the Restriction Period, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3	Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the management may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4	Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable Restriction Period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the management may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5	Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6	Removal of Restrictions. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the Restriction Period. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

ARTICLE 7

RESTRICTED SHARE UNITS

7.1	Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2	Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3	Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants.

7.4	Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates and/or event or events upon which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, in Shares or in a combination thereof.

7.5	Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment and service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 8

PROVISIONS APPLICABLE TO AWARDS

8.1	Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.2	Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. Nevertheless, an Award (other than an Option granted under the Plan) can be transferred to the immediate family members of a Participant, the holding companies controlled by a Participant or his immediate family members, or trusts established for the benefit of a Participant or his family members, provided that the costs and expenses arising from or in connection with such transfer will be assumed by the Participant.

8.3	Beneficiaries. Notwithstanding Section 8.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.4	Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

8.5	Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

8.6	Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award were acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 9

CHANGES IN CAPITAL STRUCTURE

9.1	Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (not including normal cash dividends after the Trading Date) of Company assets to its shareholders, or any other change affecting the Shares or the price or value of a Share, the Committee, shall consider whether there is any diminution or enlargement of the benefits intended to be made available under the Award, and then may in its sole discretion make such proportionate adjustments (if any) as it considers to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (c) the grant or exercise price per share for any outstanding Awards under the Plan and (d) in the case of a spin-off, the additional number and type of shares (including shares in the entities being spun-off) that shall be issued or an appropriate decrease of exercise price in connection with the spin-off.

Upon the occurrence of the above events, the number or nominal amount of the Shares comprised in each Option and/or the exercise price thereunder and/or the Limit (as increased from time to time) may be adjusted in any manner as the Committee (having received a confirmation in writing from the auditors for the time being of the Company or the independent financial adviser appointed by the Company, acting as experts and not as arbitrators, that in their opinion the proposed adjustments satisfy the requirements set out in Rule 17.03(13) of the Hong Kong Listing Rules and the note thereto so long as the Company remains a subsidiary of the Parent) may deem appropriate provided always that:

(a)	any adjustments should give a Participant the same proportion of the share capital of the Company as that to which he was previously entitled prior to such adjustments;

(b)	no adjustments shall be made which will enable a Share to be issued at less than its nominal value;

(c)	where the above events arise from an issue of Shares, references to Options shall include references to Options that have been exercised prior to the date of the adjustment in respect of Shares which otherwise do not rank and are not entitled to participate in the issue by reason of the Participant not having been then registered as the holder of the relevant Shares; and

(d)	The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment.

9.2	Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for one or more of the following: (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the termination of any Award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

9.3	Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, subject to Applicable Laws and the terms of the Plan, the Committee may, in its sole discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

9.4	No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 10

ADMINISTRATION

10.1	Committee. The Plan shall be administered by the Board having regard to any recommendations made to the Board by the compensation committee or if the Board has delegated the authority to the Committee members in accordance with the terms of such delegation (provided that in such case the Committee shall not grant or amend Awards to any Committee members). The term “Committee” in this Plan shall refer to the Board unless a delegation has been made by the Board to the compensation committee and in which case only to the extent of such delegation.

10.2	Section 162(m). To the extent Section 162(m) of the Code is applicable to the Company and the Committee determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

10.3	Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all the Committee members in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary or Parent of the Company, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

10.4	Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)	Designate Participants to receive Awards;

(b)	Determine the type or types of Awards to be granted to each Participant;

(c)	Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)	Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)	Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)	Prescribe the form of each Award Agreement, which need not be identical for each Participant; Award; Plan;

(g)	Decide all other matters that must be determined in connection with an Award;

(h)	Determine the Fair Market Value, consistent with the terms of the Plan;

(i)	Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j)	Interpret the terms of, and any matter arising pursuant to, the Plan, any Award Agreement and any Award granted thereunder; and

(k)	Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

10.5	Restrictions on the Authority of the Committee.

Subject to the above, the Committee may from time to time in its absolute discretion waive or amend the rules of the Plan as it deems desirable, provided that, except with the prior approval of the shareholders of the Company and the Parent (for so long as the Company remains a subsidiary of a Parent who is listed on the Hong Kong Stock Exchange) in general meetings:

(a)	no alteration to any of the matters set out in Rule 17.03 of the Hong Kong Listing Rules shall be made to the advantage of Participants; and

(b)	no alteration to the terms and conditions of the Plan which are of a material nature or any change to the terms of Options granted may be made, except where the alterations take effect automatically under the existing terms of the Plan, provided that for so long as the Company remains a subsidiary of the Parent, the amended terms must still comply with the relevant requirements of Chapter 17 of the Hong Kong Listing Rules.

Any change to the authority of the Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of the Company and the shareholders of the Parent (for so long as the Company remains a subsidiary of a Parent who is listed on the Hong Kong Stock Exchange) in general meetings.

10.6	Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 11

EFFECTIVE AND EXPIRATION DATE

11.1	Effective Date. The Plan is effective as of the date the Plan is adopted and approved by the Board (the “Effective Date”). The Plan shall be ratified by the shareholders of the Company by written resolutions at a general meeting duly held in accordance with the Company’s then effective memorandum and articles of association within twenty-four (24) months of the Effective Date. For so long as the Company remains a subsidiary of a Parent who is listed on the Hong Kong Stock Exchange, the Plan is conditional on the approval from the shareholders of the Parent in relation to the adoption of the Plan at the general meeting of the Parent (the “Parent Approval Date”). No new Shares shall be issued pursuant to Awards granted under the Plan prior to such ratification of the Plan by the shareholders of the Company. In the event that the Plan is not ratified by the shareholders of the Company, all new Awards shall be null and void.

11.2	Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1	Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company is permitted to and decides to follow home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9) or (ii) permits the Committee to extend the term of the Plan.

12.2	Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant. Upon the termination of the Plan no further Awards will be made but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the rules of the Plan.

ARTICLE 13

GENERAL PROVISIONS

13.1	No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

13.2	No Shareholders Rights. Except as otherwise determined by the Committee at the time of the grant of an Award or thereafter, no Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

13.3	Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

13.4	No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

13.5	Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

13.6	Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.7	Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary or Parent of the Company except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.8	Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

13.9	Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.10	Fractional Shares. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

13.11	Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.12	Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

13.13	Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of New York.

13.14	Section 409A. It is the intent of the Company that payments and benefits under the Plan comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

13.15	Appendices. The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitation contained in Section 3.1 of the Plan without the approval of the Board and shareholder approval to the extent required by Applicable Laws.

13.16	Language. The Plan is written in English, and any Chinese translation is for convenience purposes only. In the event of any discrepancy between the English portion of the Plan and the Chinese translation, the English portion shall govern.